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                                  May 23, 2003


Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

Re:  American Realty Investors, Inc.
     Withdrawal of Registration Statement on Form S-4 (File No. 333-83292)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), American Realty Investors, Inc. hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of American Realty's Registration Statement on Form S-4 (File No. 333-83292), as amended, and all exhibits thereto (the "Registration Statement"). American Realty's board of directors determined on May 21, 2003 that pursuing the mergers and sale of securities covered by the Registration Statement is not in the best interests of American Realty or its shareholders and as a result has determined not to proceed with the previously proposed mergers or with the registration. No securities have been sold pursuant to the Registration Statement.

American Realty respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to American Realty's account for future use.

                                        Sincerely,

                                        /S/ Robert A. Waldman
                                        --------------------------
                                        Robert A. Waldman
                                        Senior Vice President
                                        and General Counsel